Exhibit 99.3

2019 Annual Business Report

Table of Contents

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2017 – 2019)
2.	Company Overview
(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Share holders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2019

3.	Consolidated Financial Statements as of and for the fiscal years ended December 31, 2019 and 2018
(1)	Consolidated Financial Positions
(2)	Consolidated Comprehensive Income
(3)	Consolidated Statements of Changes in Equity
(4)	Consolidated Statements of Cash Flows

4.	Separate Financial Statements as of and for the fiscal years ended December 31, 2019 and 2018
(1)	Financial Positions
(2)	Comprehensive Income
(3)	Statements of Appropriation of Retained Earnings
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2017 – 2019)

		(In thousands of Korean Won)
Category	2019	2018	2017
Current assets	100,881,643	83,385,874	101,697,494
• Quick assets	100,881,643	83,385,874	101,697,494
Non-current assets	26,687,368	22,618,902	9,720,122
• Investment asset	12,393,218	9,464,638	1,783,228
• Property and Equipment, net	2,855,143	882,089	476,027
• Intangible asset	2,025,543	1,572,714	988,855
• Other non-current asset	9,413,464	10,699,461	6,472,012
Total assets	127,569,011	106,004,776	111,417,616
Current liabilities	23,916,264	24,548,267	59,753,549
Non-current liabilities	2,151,426	3,668,390	6,630,636
Total liabilities	26,067,690	28,216,657	66,384,185
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	(26,017)	(270,936)	(348,479)
Retained earnings	70,570,205	47,101,922	14,424,777
Total equity	101,501,321	77,788,119	45,033,431
Revenues	133,151,813	198,697,511	119,422,554
Operating income	34,546,553	40,450,700	13,675,573
Income before income tax	35,304,130	35,139,350	13,922,239
Net income	23,468,283	32,677,145	12,982,487

2. Company Overview

(1)	Registered Purpose of the Company
1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution
17)	Any other businesses incidental to the above businesses
(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 93 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2019.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, the Company has subsidiaries, such as NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. In order to strengthen its presence in the overseas markets, the company was established subsidiaries in Bangkok, Thailand on January 29, in Jakarta, Indonesia on February 5, and in Tokyo, Japan on July 1, 2019.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock
1)	Total number of shares

(As of December 31, 2019)
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31, 2019)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

		(As of December 31, 2019)
Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	—
Others	2,827,163	40.69	—
Total	6,948,900	100.00	—

(8)	Investment in Other Companies

				(As of December 31, 2019)
Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 14,540,000	Gaming Service	290,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 4,963,995,000	Mobile game development	985,299	99.24%	Subsidiary
Gravity Communications Co., Ltd.	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 14,407,000,000	Online and Mobile Game Service	1,008,490	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 88,049,940	Online and Mobile Game Service	8,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 50,000,000	Online and Mobile Game Service	5,000	100.00%	Subsidiary

(9)	Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Communications Co., Ltd.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
	Gravity Game Arise Co., Ltd.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management

(10)	Material Transactions with Related Parties
1)	Sales and purchases

				(In thousands of Korean Won)
		2019		2018
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	26,477,425	56,899	9,538,157	-
Subsidiaries	Gravity Interactive, Inc.	38,508,020	2,791	15,068,304	2,937
	Gravity Entertainment Corp.	-	251,102	-	158,025
	NeoCyon, Inc.	517,314	7,018,159	74,931	5,392,633
	Gravity Games Corp.	-	-	255	2,635
	Gravity Communications Co., Ltd.	5,570,889	2,245,589	741,076	13,845
	PT Gravity Game Link	156,995	34,853	-	-
	Gravity Game Tech Co., Ltd.	-	360	-	-
	Gravity Game Arise Co., Ltd.	-	797,955	-	-
	Total	71,230,643	10,407,708	25,422,723	5,570,075

2)	Receivables and Payables

				(In thousands of Korean Won)
		2019		2018
Nature	Related companies	Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	2,553,022	73,678	831,478	2,981
Subsidiaries	Gravity Interactive, Inc.	4,804,814	365	14,911,497	215,381
	Gravity Entertainment Corp.	8,325	-	-	139,984
	NeoCyon. Inc.	1,166,940	850,412	851,615	660,630
	Gravity Communications Co.,Ltd.	1,547,814	2,120,357	590,891	13,396
	PT Gravity Game Link	22,504	215,884	-	-
	Gravity Game Tech Co., Ltd.	451,879	360	-	-
	Gravity Game Arise Co., Ltd.	889,785	228,929	-	-
	Total	11,445,083	3,489,985	17,185,481	1,032,372

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2019.

(12)	Employees

				(As of December 31, 2019)
Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	10	140	54	35	239

(13)	Directors and Auditors

(As of December 31, 2019)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—
Yong Seon Kwon	Independent Director	Member of audit committee	—

(14)	Material Events after the end of fiscal year 2019: Not applicable

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2019 and December 31, 2018

(1)	Consolidated Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)
	December 31, 2019		December 31, 2018
Assets
Current Assets		155,863,353		160,166,955
Cash and cash equivalents	79,427,979		86,050,738
Short-term financial instruments	39,500,000		9,500,000
Accounts receivable, net	32,253,496		60,663,917
Other receivable, net	56,177		254,540
Prepaid expenses	1,962,421		2,515,511
Other current assets	2,663,280		1,182,249
Non-current Assets		19,561,992		13,006,874
Property and equipment, net	6,663,444		1,498,486
Intangible assets, net	1,717,060		1,163,001
Other non-current assets	1,744,551		1,437,953
Other non-current financial assets	1,769,840		1,494,032
Deferred tax assets	7,667,097		7,413,402
Total assets		175,425,345		173,173,829
Liabilities
Current liabilities		55,787,148		93,521,039
Accounts payables	37,496,038		71,928,274
Deferred revenue	10,747,710		16,476,351
Withholdings	1,763,653		2,018,894
Accrued expenses	1,174,924		1,030,598
Income tax payable	2,618,245		1,943,994
Other current liabilities	1,986,578		122,928
Non-current liabilities		3,872,107		4,101,005
Long-term account payables	192,782		—
Long-term deferred revenue	98,226		3,598,140
Other non-current liabilities	3,576,384		502,865
Deferred tax liabilities	4,715		—
Total liabilities		59,659,255		97,622,044
Equity
Equity attributable to owners of the Parent Company		115,544,739		76,157,746
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,127,684		27,140,255
Other components of equity		274,538		138,433
Retained earnings		84,668,067		45,404,608
Non-controlling interest		221,351		(605,961)
Total equity		115,766,090		75,551,785
Total liabilities and equity		175,425,345		173,173,829

(2)	Consolidated Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2019		2018
Revenues		360,967,098		286,770,425
Online games-subscription revenue	30,750,618		25,897,784
Online games-royalties and license fees	11,570,819		13,555,827
Mobile games	301,903,506		239,488,896
Other revenue	16,742,155		7,827,918
Cost of revenues		265,788,109		210,043,556
Gross profit		95,178,989		76,726,869
Selling, general and administrative expenses		46,375,930		42,837,372
Operating Profit		48,803,059		33,889,497
Non-operating income and expenses		2,453,444		550,001
Financial income	2,074,700		825,982
Financial costs	(408,513)		(92,202)
Other non-operating income	2,465,615		1,369,819
Other non-operating expenses	(1,678,358)		(1,553,598)
Profit before income tax		51,256,503		34,439,498
Income tax expense		11,526,299		3,053,167
Profit for the year		39,730,204		31,386,331
Owners of the Parent Company	39,875,981		31,442,803
Non-controlling interests	(145,777)		(56,472)
Other comprehensive income		136,105		178,112
Items that may be subsequently reclassified to income or loss	136,105		178,112
Foreign currency translation adjustments	136,105		178,112
Total comprehensive income for the year		39,866,309		31,564,443
Owners of the Parent Company	40,012,086		31,620,915
Non-controlling interests	(145,777)		(56,472)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		5,738		4,525
Diluted earnings per share		5,738		4,525

(3)	Consolidated Statements of Changes in Equity

GRAVITY CO., LTD.			(In thousands of Korean Won)
	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total	Non- controlling interest	Total Equity
Balance at January 1, 2018	3,474,450	27,163,600	(39,679)	13,961,805	44,560,176	(561,725)	43,998,451
Profit(loss) for the year	—	—	—	31,442,803	31,442,803	(56,472)	31,386,331
Equity transaction within consolidation scope	—	(23,345)	—	—	(23,345)	12,236	(11,109)
Foreign currency translation adjustments	—	—	178,112	—	178,112	—	178,112
Balance at December 31, 2018	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785
Balance at January 1, 2019	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785
Profit(loss) for the year	—	—	—	39,875,981	39,875,981	(145,777)	39,730,204
Equity transaction within consolidation scope	—	(12,571)	—	—	(12,571)	1,401	(11,170)
Acquisition of subsidiaries, etc.	—	—	—	(612,522)	(612,522)	971,688	359,166
Foreign currency translation adjustments	—	—	136,105	—	136,105	—	136,105
Balance at December 31, 2019	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090

(4)	Consolidated Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2019		2018
Cash flows from operating activities
Profit for the year	39,730,204		31,386,331
Adjustments	14,703,135		4,480,905
Changes in operating assets and liabilities	(17,212,867)		6,703,895
Interest received	1,605,200		680,501
Interest paid	(277,454)		—
Income tax paid	(12,176,936)		(7,279,170)
Net cash inflow from operating activities		26,371,282		35,972,462
Cash flows from investing activities
Decrease(Increase) in short-term financial instruments, net	(30,000,000)		13,000,000
Decrease in other current assets	—		3,333
Decrease in other non-current financial assets	42,768		—
Disposal of property and equipment	71,228		69,318
Disposal of other intangible assets	20,215		—
Acquisition of property and equipment	(982,899)		(1,141,440)
Acquisition of intangible assets	(1,359,971)		(1,108,876)
Increase in other non-current financial assets	(317,125)		—
Net cash outflows from investing activities		(32,525,784)		10,822,335
Cash Flows from financing activities
Repayment of lease liabilities	(2,034,071)		(197,159)
Paid in capital increase of subsidiary	359,166		—
Subsidiary’s cost of stock issuance	(11,170)		—
Net cash outflows from financing activities		(1,686,075)		(197,159)
Effects of exchange rate changes on cash and cash equivalents		1,217,818		357,884
Net increase in cash and cash equivalents		(6,622,759)		46,955,522
Cash and cash equivalents at the beginning of the financial year		86,050,738		39,095,216
Cash and cash equivalents at the end of the year in the statements of financial position		79,427,979		86,050,738

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2019 and December 31, 2018

(1)	Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)
	December 31, 2019		December 31, 2018
Assets
Current Assets		100,881,643		83,385,874
Cash and cash equivalents	40,088,250		46,598,874
Short-term financial instruments	39,500,000		9,500,000
Accounts receivable, net	17,977,026		24,659,595
Other receivable, net	1,162,439		469,710
Prepaid expenses	779,693		618,219
Other current assets	1,374,235		1,539,476
Non-current Assets		26,687,368		22,618,902
Investments in subsidiaries	12,393,218		9,464,638
Property and equipment, net	2,855,143		882,089
Intangible assets, net	2,025,543		1,572,714
Deferred tax assets	5,840,022		7,413,106
Other non-current financial assets	1,702,234		1,405,988
Other non-current assets	1,871,208		1,880,367
Total assets		127,569,011		106,004,776
Liabilities
Current liabilities		23,916,264		24,548,267
Account payables	16,040,563		14,440,762
Deferred income	4,199,370		6,751,978
Withholdings	865,570		1,240,957
Accrued expenses	566,094		564,621
Income tax payable	1,210,020		1,390,798
Other current liabilities	1,034,647		159,151
Non-current liabilities		2,151,426		3,668,390
Long-term account payables	129,150		—
Long-term deferred income	98,226		3,362,537
Other non-current liabilities	1,924,050		305,853
Total liabilities		26,067,690		28,216,657
Equity
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Other components of equity		(26,017)		(270,936)
Retained earnings		70,570,205		47,101,922
Total equity		101,501,321		77,788,119
Total liabilities and equity		127,569,011		106,004,776

(2)	Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2019		2018
Revenues		133,151,813		198,697,511
Online games-subscription revenue	7,943,556		18,891,718
Online games-royalties and license fees	17,431,162		15,378,752
Mobile games	107,529,902		164,303,242
Other revenue	247,193		123,799
Cost of revenues		65,242,309		123,500,203
Gross profit		67,909,504		75,197,308
Selling and administrative expenses		33,362,951		34,746,608
Operating Profit		34,546,553		40,450,700
Non-operating income and expenses		757,577		(5,311,350)
Financial income	1,525,335		1,075,820
Financial costs	(292,233)		(79,822)
Other non-operating income	4,994,020		5,803,645
Other non-operating expenses	(5,469,545)		(12,110,993)
Profit before income tax		35,304,130		35,139,350
Income tax expense		11,835,847		2,462,205
Profit for the year		23,468,283		32,677,145
Other comprehensive income (loss)		244,919		77,543
Items that may be subsequently reclassified to income or loss	244,919		77,543
Foreign currency translation adjustments	244,919		77,543
Total comprehensive income for the period		23,713,202		32,754,688

(3)	Statements of Appropriation of Retained Earnings

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2019		2018
	Confirmed disposition date: March 31, 2020		Confirmed appropriation date: March 29, 2019
Retained earnings before appropriation		70,570,205		47,101,922
Unappropriated retained earnings carried over from prior year	47,101,922		14,424,777
Profit for the year	23,468,283		32,677,145
Appropriation of retained earnings		—		—
Disposition of accumulated deficit with share premium	—		—
Unappropriated retained earnings carried forwards to subsequent year		70,570,205		47,101,922

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.		(In thousands of Korean Won)
	Share capital	Capital Surplus	Other components of equity	Retained Earnings (Accumulated deficit)	Total
Balance at January 1, 2018	3,474,450	27,482,683	(348,479)	14,424,777	45,033,431
Profit for the year	—	—	—	32,677,145	32,677,145
Foreign currency translation adjustments	—	—	77,543	—	77,543
Balance at December 31, 2018	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119
Balance at January 1, 2019	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119
Profit for the year	—	—	—	23,468,283	23,468,283
Foreign currency translation adjustments	—	—	244,919	—	244,919
Balance at December 31, 2019	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321

(5)	Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)
	2019		2018
Cash flows from operating activities
Profit for the year	23,468,283		32,677,145
Adjustments	14,952,150		6,558,769
Changes in operating assets and liabilities	1,133,672		(19,018,839)
Interest received	1,043,667		1,161,390
Dividend received	2,557,695		—
Interest paid	(173,763)		—
Income tax paid	(10,435,781)		(7,133,795)
Net cash inflow from operating activities		32,545,923		14,244,670
Cash flows from investing activities
Decrease(Increase) in short-term financial instruments, net	(30,000,000)		13,000,000
Decrease in other non-current financial assets	—		3,772,670
Decrease in other current assets	—		3,333
Disposal of property and equipment	3,216		68,285
Disposal of intangible assets	—		2,434
Acquisition of investments in subsidiaries	(6,777,526)		(18,261,560)
Increase in other non-current financial assets	(69,487)		—
Acquisition of property and equipment	(153,753)		(797,791)
Acquisition of intangible assets	(839,132)		(450,832)
Net cash inflows(outflows) from investing activities		(37,836,682)		(2,663,461)
Cash flows from financing activities
Repayment of lease liabilities	(1,364,537)		—
Net cash inflow (outflow) from financing activities		(1,364,537)		—
Effects of exchange rate changes on cash and cash equivalents		144,672		27,459
Net increase in cash and cash equivalents		(6,510,624)		11,608,668
Cash and cash equivalents at beginning of the year		46,598,874		34,990,206
Cash and cash equivalents at end of the year in the statements of financial position		40,088,250		46,598,874